Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

January 9, 2023

Ms. Deborah L. O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Stewart Investors Worldwide Leaders Sustainability Fund

Dear Ms. O’Neal:
This correspondence is being filed in response to the comments you provided in writing, on December 21, 2022, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 1105 which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1107 under the Investment Company Act of 1940, as amended, on Form N-1A on November 8, 2022 (SEC Accession No. 0000894189-22-008169). The purpose of PEA No. 1105 was to change the sub-adviser to the Stewart Investors Worldwide Leaders Sustainability Fund (the “Fund”).
For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Comment 1.    In regard to the fee table, please confirm that AFFE is not greater than 1 basis point. Otherwise, show as a separate line item.

Response: The Trust responds by confirming that the AFFE is not greater than 1 basis point.

Comment 2.    Confirm that the Fund has not started operations and has no performance (i.e., if operations have begun, the Fund may be required to show more than 1 and 3 year cost examples below the fee table).

Response: The Trust responds by confirming that the Fund has not started operations and has no performance.

Comment 3.    In the prior performance presentation, confirm that it is shown net of all actual fees and expenses and not just net of management fees.

Response: The Trust has confirmed with the Adviser that the performance shown is net of all actual fees and expenses as indicated by the footnote to the performance table, which reads:

(2.)    Net performance figures are calculated by subtracting a model annual management fee of 0.45% from the gross performance figures. All expenses, as defined by the Global Investment Performance Standards (GIPS(R)), were deducted in calculating the net performance figures.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.
Very truly yours,

/s/Elaine E. Richards

Elaine E. Richards
Secretary
Advisors Series Trust

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